FOR IMMEDIATE RELEASE

Contacts:
Mark Deep	Peter Cauley	Stephen Greene
Senior Director of Marketing	Chief Financial Officer	Brodeur Worldwide
DataMirror Corporation	DataMirror Corporation	617-587-2872
905-415-0310 ext. 121	905-415-0310 ext. 271	sgreene@brodeur.com
mdeep@datamirror.com	pcauley@datamirror.com

   DataMirror Announces Results for Second Quarter of Fiscal 2005

TORONTO, CANADA – (August 25, 2004) – DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of secure data integration, audit and protection solutions, today announced its financial results for the second quarter of fiscal 2005. The comparative figures provided for fiscal 2004 have been restated to reflect the effect of retroactive adoption of the CICA handbook recommendations for accounting for stock-based compensation.

Revenue for the quarter ended July 31, 2004, (“Q2 fiscal 2005”) was $13,299,000 compared to $14,240,000 for the quarter ended July 31, 2003 (“Q2 fiscal 2004”). The GAAP net income for Q2 fiscal 2005 was $6,053,000 or $0.54 per basic and fully-diluted share including the gain on sale of the Company’s investment in Idion compared to net income of $1,502,000 or $0.13 per share for Q2 fiscal 2004. Cash, cash equivalents, and short-term investments stood at $56,829,000 or $5.18 per common share outstanding at the end of the quarter.

The overall gross margin for Q2 fiscal 2005 was 77.8%, as compared to 80.8% for Q2 fiscal 2004. Gross margin on maintenance and services was 62.9% in Q2 fiscal 2005, as compared to 65.6% in Q2 fiscal 2004. Total costs were $13,880,000 for Q2 fiscal 2005, up from $12,778,000 in Q2 fiscal 2004 and down from $14,569,000 in the previous quarter. Total headcount was 278 at July 31, 2004, as compared to 275 at July 31, 2003 and down from 296 at the end of the previous quarter.

Revenue for the six months ended July 31, 2004 was $26,426,000 compared to $27,560,000 for the six months ended July 31, 2003. Reported in US currency, revenue for the first six months of fiscal 2005 was $19,678,000 as compared to $19,367,000 for the first six months of fiscal 2004, an increase of 1.6%. Net income for the first half of the year was $5,227,000 or $0.46 per share as compared to $2,117,000 or $0.19 per share for the same period in fiscal 2004.

“Business improved in the second quarter”, Nigel Stokes, DataMirror CEO commented, “We were able to deliver quarter over quarter licence revenue growth of over 12%, with improved revenue from our LiveAudit and iSeries resiliency offerings fueling that growth. Measures we took at the beginning of the quarter to adjust our business model to the realities of today’s software market led to a reduction of costs of over $600,000 during the quarter and should reduce costs further over the balance of the year. With the funds received from the sale of our Idion shares, the Company’s cash balances are at record levels.”

Business Outlook:

In the third quarter of fiscal 2005, DataMirror expects to earn GAAP net income in the range of $0.03 to $0.08 per share. This includes the effect of adopting the recommendations in section 3870 of the CICA handbook concerning stock-based compensation.

DataMirror will hold a webcast and conference call to present the results for the second quarter at 5:00 p.m. EST today, August 25, 2004. The conference call can be accessed via audio web cast at http://www.datamirror.com/investors. Participants in the conference call are asked to call 1-800-361-0912 at approximately 4:55 p.m. EST on August 25th using reservation number 225151. Participants may also view an on-line presentation during the call by visiting https://datamirror.webex.com/datamirror and clicking on the meeting “DataMirror Announces Second Quarter Results” hosted by Peter Cauley, CFO and Nigel Stokes, CEO, DataMirror.

For those unable to attend the conference call, a replay will be available via the DataMirror web site or by dialing 1-888-203-1112, using the same reservation number as indicated above (225151). The replay and on-line presentation will be available from August 25, 2004 at 8:00 p.m. EST to midnight on August 31, 2004.

About DataMirror

DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of live, secure data integration and protection solutions, gives companies the power to manage, monitor and protect their corporate data in real-time. DataMirror’s comprehensive family of LiveBusiness™ solutions helps customers easily and cost-effectively capture, transform and flow data throughout the enterprise. DataMirror unlocks the experience of now™ by providing the live, secure data access, integration and availability companies require today across all computers in their business.

Over 1,900 companies have gone live with DataMirror software including Debenhams, FedEx Ground, First American Bank, OshKosh B’Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror is headquartered in Markham, Canada, and has offices around the globe. For more information, visit http://www.datamirror.com.

# # # #

“Safe Harbour” Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation’s business which are not historical facts, are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words “anticipate”, “believe”, “estimate” and “expect” and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror’s operating results and could cause DataMirror’s actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror’s software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the DataMirror’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2004 DataMirror Corporation. All rights reserved. DataMirror, LiveBusiness and The experience of now are trademarks or registered trademarks of DataMirror Corporation. All other brand or product names are trademarks or registered trademarks of their respective companies.

DataMirror Corporation
Consolidated Balance Sheets (Thousands of CDN$)

	July 31, 2004	January 31, 2004
	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	$56,829	$9,286
Short-term investments	0	32,720
Accounts receivable	8,030	11,797
Prepaid expenses	1,820	1,803
Future income taxes	2,390	2,540

	69,069	58,146
Capital assets	3,635	3,845
Investment tax credits recoverable	188	1,019
Investments	0	12,185
Intangibles	4,321	5,853
Goodwill	5,175	5,175

	$82,388	$86,223

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$3,094	$5,544
Deferred revenue	18,734	18,839
Income taxes payable	203	1,785
Current portion of capital lease obligations	0	32

	22,031	26,200
Future income taxes	458	1,076

	22,489	27,276

Shareholders' Equity
Share capital
Common shares (July 31, 2004 - 10,974,290
January 31, 2004 - 11,364,952)	62,686	64,625
Deficit	(3,302)	(5,978)
Contributed surplus	1,013	798
Cumulative translation adjustment	(498)	(498)

	59,899	58,947

	$82,388	$86,223

DataMirror Corporation
Consolidated Statements of Income (Loss)
(Thousands of CDN$, except per share data - unaudited)

	Three Months Ended July 31,		Six Months Ended July 31,
	2004	2003	2004	2003
Revenue
Licence	$5,517	$6,472	$10,425	$11,950
Maintenance	6,744	6,261	13,480	12,836
Services	1,038	1,507	2,521	2,774

	13,299	14,240	26,426	27,560

Cost of revenue
Licence	65	56	128	107
Maintenance and services	2,884	2,676	6,202	5,388

	2,949	2,732	6,330	5,495

Gross margin	10,350	11,508	20,096	22,065

Operating expenses
Selling and marketing	5,287	4,717	10,826	9,423
Research and development	2,587	2,408	5,297	4,896
General and administration	2,214	2,037	4,192	3,843
Stock-based compensation	103	116	215	164
Amortization of intangibles	739	768	1,532	1,536

	10,930	10,046	22,062	19,862

Operating income (loss)	(580)	1,462	(1,966)	2,203
Investment income	273	346	459	603
Gain on sale of investment in Idion	7,611	0	7,611	0
Other income	0	279	0	279

Income before income taxes	7,304	2,087	6,104	3,085
Income tax expense	1,251	585	877	968

Net income	$6,053	$1,502	$5,227	$2,117

Earnings per share
Basic	$0.54	$0.13	$0.46	$0.19
Fully diluted	$0.54	$0.13	$0.45	$0.18
Weighted average number of
shares outstanding (000's)
Basic	11,196	11,394	11,266	11,418
Fully diluted	11,285	11,543	11,492	11,601

DataMirror Corporation
Consolidated Statements of Cash Flows
(Thousands of CDN$ - unaudited)

	Three Months Ended July 31,		Six Months Ended July 31,
	2004	2003	2004	2003
Cash provided by (used in)
Operating activities
Net income	$6,053	$1,502	$5,227	$2,117
Add (deduct) items not affecting cash:
Amortization of capital assets	309	346	598	680
Amortization of intangibles	739	768	1,532	1,536
Stock-based compensation	103	116	215	164
Gain on sale of investment in Idion	(7,611)	0	(7,611)	0
Other income	0	(279)	0	(279)
Future income taxes	(290)	(150)	(468)	(352)
Investment tax credits	892	476	831	441
Non-cash operating expense	0	13	0	32

	195	2,792	324	4,339
Changes in non-cash working capital balances	(2,251)	(2,293)	(386)	404

	(2,056)	499	(62)	4,743

Investing activities
Capital asset additions	(96)	(388)	(388)	(522)
Sale of short-term investments	0	0	32,720	25,802
Sale of investment in Idion	19,891	0	19,891	0
Investment in Idion	0	44	(96)	(49)
Acquisition of technology	0	0	0	(30)
Other income	0	279	0	279

	19,795	(65)	52,127	25,480

Financing activities
Capital lease payments	(13)	(24)	(32)	(64)
Issuance of share capital	26	221	678	380
Repurchase of share capital	(4,761)	(1,558)	(5,168)	(2,219)

	(4,748)	(1,361)	(4,522)	(1,903)

Increase (decrease) in
cash and cash equivalents	12,991	(927)	47,543	28,320
Cash and cash equivalents
Beginning of period	43,838	42,272	9,286	13,025

End of period	$56,829	$41,345	$56,829	$41,345